January 25, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Equity Investment Life Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A Filed April 30, 2009

File No.  001-31911

Dear Mr. Rosenberg:

We are responding to your comments in your letter dated January 12, 2010  with respect to our  Form 10-K for the fiscal year ended December 31, 2008 and our Proxy Statement on Schedule 14A filed on April 30, 2009.  We have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3 - Legal Proceedings, page 23

1. Please confirm to us that, in your December 31, 2009 Form 10-K, you will also include the disclosure that you provided in your September 30, 2009 Form 10-Q in response to our comment 1.

Response: We confirm that we will include the disclosure that we provided in our September 30, 2009 Form 10-Q in response to your comment 1 in our December 31, 2009 Form 10-K.

Management’s Discussion and Analysis

Critical Accounting Policies

Derivative Instruments - Index Products, page 31

2. Refer to your response and proposed revised disclosure to our comment 2.  We reissue our comment in part.  Please revise your proposed disclosure to disclose your non-performance risk used and why you believe these rates are appropriate in your circumstances.  Describe the model and assumptions used to determine your non-performance risk rate.  With regards to the counterparty non-performance risk rates, please provide a range of rates that are used and how the rates are obtained.

Response:  A revised disclosure is as follows:

Policy Liabilities for Index Annuities

We offer a variety of index annuities with crediting strategies linked to the S&P 500 Index and other equity and bond market indices.  We purchase call options on the applicable indices as an investment to provide the income needed to fund the annual index credits on the index products.  See Financial Condition - Derivative Instruments.    Certain derivative instruments embedded in the index annuity contracts are recognized in the consolidated balance sheet at their fair values and changes in fair value are recognized immediately in our consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and

Hedging Activities (“SFAS 133”).

Under SFAS 133, the contractual obligations for future annual index credits are treated as a “series of embedded derivatives” over the expected life of the applicable contracts.  Policy liabilities for index annuities are equal to the sum of the “host” (or guaranteed) component and the embedded derivative component for each index annuity policy.  The host value is established at inception of the contract and accreted over the policy’s life at a constant rate of interest.  We estimate the fair value of the embedded derivative component at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for our non-performance risk related to those liabilities.  We determine our non-performance risk at each balance sheet date by using the yield curve for similarly rated U.S. financial companies.  The non-performance risk of each contract is determined by utilizing the rate on the yield curve that best matches the estimated remaining time to maturity.  At December 31, 2008, these rates range from 5.17% to 7.61%.  The projections of policy contract values are based on our best estimate assumptions for future policy growth and future policy decrements.  Our best estimate assumptions for future policy growth include assumptions for the expected index credit on the next policy anniversary date which are derived from the fair values of the underlying call options purchased to fund such index credits and the expected costs of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary.  The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.  The amounts reported in the consolidated statements of operations as “Interest credited to account balances” represent amounts credited to policy liabilities pursuant to SFAS 97 which include index credits through the most recent policy anniversary.  The amounts reported in the consolidated statements of operations as “Changes in fair value of embedded derivatives” equal the change in the difference between policy benefit reserves for index annuities under SFAS 133 and SFAS 97 at each balance sheet date.

In general, the change in the fair value of the embedded derivatives will not correspond to the change in fair value of the purchased call options because the purchased call options are one year options while the options valued in the embedded derivatives represent the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force, which typically exceeds 10 years.

The most sensitive assumption in determining policy liabilities for index annuities is the rates used to discount the excess projected contract values. As indicated above, the discount rate reflects our non-performance risk.   If the discount rates used to discount the excess projected contract values at December 31, 2008 were to increase by 100 basis points, our reserves for index annuities would decrease by $59.8 million recorded through operations as a decrease in the change in fair value of embedded derivatives and there would be a corresponding decrease of  $39.2 million to our combined balance for deferred policy acquisition costs and deferred sales inducements recorded through operations as an increase in amortization of deferred policy acquisition costs and deferred sales inducements .  A decrease by 100 basis points in the discount rate used to discount the excess projected contract values would increase our reserves for index annuities by $66.1 million recorded through operations as a increase in the change in fair value of embedded derivatives and increase our combined balance for deferred policy acquisition costs and deferred sales inducements by $30.5 million recorded through operations as a decrease in amortization of deferred policy acquisition costs and deferred sales inducements.

Financial Condition

Derivative Instruments

Our derivative instruments primarily consist of call options purchased to provide the income needed to fund the annual index credits on our index annuity products. The  fair value of the call options is based upon the amount of cash that would be required to settle the call options obtained from the counterparties adjusted for the non-performance risk of the counterparty.  The non-performance risk for each counterparty is based upon its one-year credit default swap rate.  These rates are obtained from an organization that accumulates market data and provides that data to subscribers of their  service.  The counterparty one-year credit default swap rates are added to a three-month, six-month  or twelve-month London Interbank Offered Rate (LIBOR) rate that best matches the remaining time to maturity of each call option.  At December 31, 2009, the one-year credit default swap rates for our counterparties ranged from 0.21% to 0.75%.  The non-performance risk of the counterparties is not a significant component in the determination of fair value of the call options as all of the counterparties are highly rated and the terms of the call options are one year or less.   The Company has no

performance obligations related to the call options.

Financial Condition

Investments, page 41

3.  Refer to your response to our comment 4 and your revised proposed disclosure.  Please revise your proposed disclosure to explain your assessment of unrealized losses similar to that disclosed in your response.

Response:  A revised disclosure is as follows:

Equity securities: The equity securities in an unrealized loss position at December 31, 2008, consist of 2 common stocks with a cost of $3.0 million and a fair value of $2.6 million and 22 perpetual preferred stocks that are rated investment grade by the nationally recognized securities rating organizations.  The 2 common stocks were in an unrealized loss position for less than 3 months.  The investment grade perpetual preferred stocks have exposure to REITS, investment banks and finance companies and the unrealized losses are due to the instability in the financial markets and a further deterioration in the economy.  A deepening recession due to tight credit markets and a difficult housing market have raised concerns in regard to earnings and dividend stability in many companies which directly affect the values of these securities.  We determined that none of the issuers had suspended scheduled preferred dividends, nor had any plans to suspend dividend payments.  We analyzed the issuers’ cash flows and determined that they were sufficient to continue to pay preferred dividends. All of the these securities are absent credit deterioration.

Where the decline in market value of debt securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these investments to be other than temporarily impaired because we do not intend to sell these investments and it is not more likely than not we will be required to sell these securities before a recovery of amortized cost, which may be maturity.  For equity securities, we recognize an impairment charge in the period in which we do not have the intent and ability to hold the securities until a recovery of cost or we determine that the security will not recover to book value within a reasonable period of time.  We determine what constitutes a reasonable period of time on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration.  In any event, this period does not exceed 18 months from the date of impairment for perpetual preferred securities for which there is evidence of deterioration in credit of the issuer and common equity securities.  For perpetual preferred securities absent evidence of a deterioration in credit of the issuer we apply an impairment model, including an anticipated recovery period, similar to a debt security.  For equity securities we measure impairment charges based upon the difference between the book value of a security and its fair value.

4. Refer to your response to our comment 6 and your proposed revised disclosure.  Please revise your proposed disclosure to provide similar language with regards to why you do not obtain current market values of the underlying collateral with regards to your commercial mortgage loans on real estate.  In addition, revise to disclose why you believe your loan to value ratio is meaningful to investors in the current period since it is calculated using the underwriting and appraisal at the time the loan was issued and does not reflect subsequent adverse market conditions.

Response: A revised disclosure is as follows:

Our commercial mortgage loan portfolio consists of mortgage loans collateralized by the related properties and diversified as to property type, location, and loan size.  Our mortgage lending policies establish limits on the amount that can be loaned to one borrower and other criteria to reduce the risk of default.  The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

	December 31,
	2008		2007
	Carrying Amount	Percent	Carrying Amount	Percent
	(Dollars in thousands)
Geographic distribution
East	$537,303	23.1%	$458,418	23.5%
Middle Atlantic	161,222	6.9%	133,662	6.8%
Mountain	386,988	16.6%	310,244	15.9%
New England	44,517	1.9%	45,618	2.3%
Pacific	194,301	8.3%	141,264	7.2%
South Atlantic	421,507	18.1%	344,800	17.7%
West North Central	397,375	17.1%	356,334	18.2%
West South Central	186,611	8.0%	163,554	8.4%
	$2,329,824	100.0%	$1,953,894	100.0%

Property type distribution
Office	$655,278	28.1%	$586,109	30.0%
Medical Office	142,409	6.1%	108,667	5.6%
Retail	551,172	23.7%	438,214	22.4%
Industrial/Warehouse	552,012	23.7%	453,654	23.2%
Hotel	154,671	6.6%	115,758	5.9%
Apartments	111,933	4.8%	105,431	5.4%
Mixed use/other	162,349	7.0%	146,061	7.5%
	$2,329,824	100.0%	$1,953,894	100.0%

Our commercial mortgage loans on real estate are reported at cost, adjusted for amortization of premiums and accrual of discounts.  At December 31, 2008 the largest principal amount outstanding for any single mortgage loan was $11.7 million and the average loan size was $2.6 million.  We have the contractual ability to pursue full recourse on 13.2% of the loans and partial personal recourse on 37.2% of the loans, and master leases provide us recourse against the principals of the borrowing entity on 11.8% of the loans.  In addition the average loan to value ratio for the overall portfolio was 58.6% based upon the underwriting and appraisal at the time the loan was made.  This loan to value ratio is indicative of our conservative underwriting policies and practices for making commercial mortgage loans and may not be indicative of collateral values at the current reporting date.  Our current practice is to only obtain market value appraisals of the underlying collateral at the inception of the loan unless we identify indicators of impairment in our ongoing analysis of the portfolio, in which case, we may obtain a current appraisal of the underlying collateral.

In the normal course of business, we commit to fund commercial mortgage loans up to 90 days in advance.  At December 31, 2008, we had commitments to fund commercial mortgage loans totaling $41.4 million, with fixed interest rates ranging from 6.50% to 7.25%.

We evaluate our mortgage loan portfolio for the establishment of a loan loss reserve by specific identification of impaired loans and the measurement of an estimated loss for each individual loan identified and an analysis of the mortgage loan portfolio for the need for a general loan allowance for probable losses on all other loans.  If we determine that the value of any specific mortgage loan is impaired, the carrying amount of the mortgage loan will be reduced to its fair value, based upon the present value of expected future cash flows from the loan discounted at the loan’s effective interest rate, or the fair value of the underlying collateral.  The amount of the general loan allowance is based upon management’s evaluation of the collectability of the loan portfolio, historical loss experience, delinquencies, credit concentrations, underwriting standards and national and local economic conditions.  Based upon this process and analysis, we have determined that no specific loan loss allowance on any individual loans, and no general loan loss allowance, was necessary.  At December 31, 2008, we have one loan with a principal balance of $3.2 million that was in default which we have started foreclosure proceedings on.  We have not recorded a specific loan loss reserve for this loan based upon a current appraisal of the underlying property compared to the principal balance of the loan.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

14. We note you response to our comment 14.  Please attempt to provide us with as much draft disclosure intended for your next Compensation Discussion & Analysis as possible.  If you have not settled on certain compensation policies and procedures, as you may indicate such by inserting blank spaces or by bracketing certain material.  As you were not required to include compensation-related disclosure in your Form 10-Q, it would be more appropriate to submit any such disclosure to us as part of your response to this comment letter, rather than incorporating it into any of your quarterly reports.

Response:

We expect to submit our response to this comment early in the week of February 8, 2010, as stated in our letter dated January 21, 2010.

Sincerely,

/s/ John M. Matovina
John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer